January 4, 2022

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re: Aclarion, Inc. (f/k/a “Nocimed, Inc.”) Draft Registration Statement on Form S-1

Submitted on October 27, 2021

CIK No. 37705621

Dear Ladies and Gentlemen:

At the request of Aclarion, Inc. (f/k/a “Nocimed, Inc.”) (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated November 29, 2021 from Gary Guttenberg, , to Brent Ness, President and Chief Executive Officer of the Company, relating to the draft registration statement on Form S-1 of the Company filed with the Commission on October 27, 2021. We have publicly filed, simultaneously herewith, a registration statement on Form S-1(the “Registration Statement”), and have attached a marked copy of the Registration Statement indicating the changes that the Company has made to the draft Registration Statement.

Note: Please be advised that as at December 3, 2021, the Company changed its name from “Nocimed, Inc.” to “Aclarion, Inc.”. Accordingly, the appropriate edits have been made to indicate the change.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Draft Registration Statement on Form S-1

Market and Industry Data, page ii

1.	We refer to your disclosure concerning the reliability of third-party sources and the lack of verification. Please either delete these statements or specifically state that you are responsible for such disclosure.

Response

The Registration Statement has been amended in response to the Staff’s Comment.

Overview, page 1

2.	You state: “Aclarion has taken the first steps to demonstrate the effectiveness of our technology...” Please advise or revise this sentence, as effectiveness is solely within the determination of FDA and it does not appear that you have plans to seek FDA clearance or approval.

Response

The Registration Statement has been amended in response to the Staff’s Comment. The referred to sentence has been revised.

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3.	Initially you state “The Company is addressing this market by initially focusing on improving the outcomes of surgical interventions to treat low back pain.” Afterwards you state: “We will then move upstream into the low back and neck pain care pathway.” Please clarify if your initial focus is on the low back pain and how the "low back and neck pain pathway" differs from low back pain.

Response

The Registration Statement has been amended in response to the Staff’s Comment.

4.	We note that the first sentence indicates that you leverage artificial intelligence. With reference to your disclosures on pages 7 and 79, please tell us whether your current applications were developed using artificial intelligence. If they were, then please discuss this aspect of product development in the Business section. If they were not, then please revise the Summary discussion to remove the reference or explain that it is aspirational in nature.

Response

The First sentence under “Overview” has been amended in response to the Staff’s Comment.

5.	With reference to page F-2, please revise the Summary to highlight that recurring losses from operations and a deficiency in shareholders’ equity raise substantial doubt about your ability to continue as a going concern. Also revise to explain that you have limited commercial sales to date.

Response

A new Paragraph entitled “Going Concern Opinion” has been added to the disclosure under “Overview”.

6.	With reference to paragraph (c) on page 70, please revise the Overview to describe briefly each of the products and explain how they interact and operate as a suite.

Response

A new Paragraph entitled “ NOCISCAN-LS Post-Processor Suite”” has been added to the disclosure under “Overview”.

Market Opportunity, page 3

7.	Please substantially revise to identify and explain the “early clinical evidence” that points to a marked improvement in surgical outcomes from using your product. Please also make sure that this Summary discussion here and at the top of page 2 is balanced and addresses any material limitations to that early evidence. For instance, it should be clear whether the evidence is or is not statistically significant. In addition, we refer to your disclosure on page 7 indicating that your current product is supported by a single clinical study at a single clinical center involving one spine surgeon as well as your disclosure that authors of the study cited on page 66 had a financial relationship with you.

Response

A new Section under the title “Clinical Evidence” has been added to the disclosure under “Overview”.

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Reimbursement by Third Party Payers, page 4

8.	We note your disclosure concerning the strength of the improvement in surgical outcomes from the Gornet study. Please describe this study here and in the Business section. Tell us whether this is the same study as those ones referenced on pages 2 and 3 as well as the "pivotal clinical trial involving 100 patients" referenced on page 68.

Response

The new Section under the title “Clinical Evidence” under “Overview” responds to the Staff’s comment.

Regulatory Filings, page 5

9.	Please revise here and/or on pages 80-81 to explain the basis for your conclusion that NOCICALC-LS qualifies as an exempt Class I device. Similarly, please discuss the exclusion criteria of the 21st Century Cures Act for Clinical Support Software and explain how NOCIGRAM-LS meets such criteria. In this regard, it should be clear what is considered a "clinical decision tool" and how it differs from a medical device and why you believe that NOCIGRAM-LS meets the "clinical decision tool" classification.

Response

The “Regulatory Filings” Section under “Overview” as well as the “Government Regulations” Section under “Business of the Company” Section have been revised to include disclosure in response to the Staff’s comment.

Risk Factors, page 12

10.	Please add a risk factor that discusses the challenges you face with the commercialization process in support of moving temporary Category III codes to permanent Category I codes, and that if you don't, you likely would not be able to generate enough revenue from patients paying directly out of pocket.

Response

In response to the Staff’s comment A new Risk Factor has been added entitled:

“If adequate reimbursement for our temporary Category III CMS Code designation for our products cannot be obtained or we are not successful in obtaining conversion to permanent Category I codes at an adequate reimbursement level, it would diminish our sales and would affect our ability to market our technology.”

Use of Proceeds, page 54

11.	Please revise to provide separate estimates for "market development" and “clinical evidence" and explain what each of those uses entails.

Response

The Use of Proceeds Section has been amended in response to the Staff’s comment.

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Capitalization, page 56

12.	Please address the following comments related to your capitalization:
•	Remove accounts payable and accrued liabilities, and PPP loans to only include long-term debt and equity as part of your capitalization

•	If you choose to present a cash balance, double underline it to clarify that it is not part of your total capitalization;

•	If the offering would trigger your cash Milestone Payment obligation under the license agreement with UCSF as disclosed at F-17, please include the impact either in the cap table or note it as excluded, whichever is more appropriate.

Response

The Capitalization Section has been amended in response to the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

13.	To the extent possible, revise your results of operations to separately disclose the estimated impact of the factors for the changes in your revenues and expenses, as well as any known trends or uncertainties as required under Item 303 of Regulation S-K. For example:
•	Expand to discuss whether price, in addition to volume, is also a key factor in your revenue increase.
•	Expand to discuss the key components of your cost of services and their impact to your gross profit. In that regard, we note that you disclosed at F-17 that you recorded UCSF royalty costs as part of cost of revenue.

Response

The Management’s discussion and Analysis Section has been substantially amended in response to the Staff’s comment and to the inclusion of the explanation of a recorded charge to operations of $2 million related to the amended Marketing Agreement with NuVasive.

Company History, page 68

14.	Please revise to disclose the endpoints of the "pivotal clinical trial" and explain the trial results relative to those endpoints. In light of your disclosure that your technology does not require FDA clearance or approval, please explain why a pivotal clinical trial was initiated. With reference to disclosures on pages 2 and 66, explain the criteria for "clinical improvement" that was met.

Response

A new Section entitled “Clinical Evidence” has been added in response to the Staff’s comment.

License Agreement with the Regents of the University of California San Francisco, page 68

15.	Please revise to discuss the term and termination provisions of the agreement.

Response

The Registration Statement has been amended in response to the Staff’s Comment.

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16.	With reference to Paragraph 20 of the UCFS agreement, please revise your disclosure to explain that the patent prosecution and maintenance process is controlled by UCSF and that Regents' counsel will take instructions only from the Regents. Please also include this information in the "Summary of Risk Factors" section.

Response

The Registration Statement has been amended in response to the Staff’s Comment.

Financial Statements Balance Sheets, page F-3

17.	Here for common stock, you disclosed that only 35,000 shares were authorized but 6,755,740 shares were outstanding. Please revise or clarify the gap for us. As a related matter, the outstanding number of common stock was 6,765,470 on the statement of equity at F-6. Please revise to be consistent.

Response

Please be advised that both the 35,000 and the 6,755,470 numbers were typographical errors. The 35,000 should have been 35,000,000 and the 6,755,740 should have been 6,765,470, as was presented on Page F-6. Both of these typos have been corrected in the September 30, 2021 financial statements contained in the amended S-1.

Note 6 -- Deferred Marketing, page F-15

18.	Given that deferred marketing exceeds 25% of your total assets, please clarify for us how you determined that this item is properly characterized as an asset under GAAP. Fully describe the rights and obligations of both parties to the agreement and reference the specific provisions in the contract that justify your accounting conclusion. Please also site the authoritative accounting guidance that you are relying on and tell us how you determined that the amount is realizable given your liquidity problems and the substantial doubt over your ability to continue as a going concern. We may have further comment.

Response

The Company issued the $2.0 million Simple Agreement for Future Equity (“SAFE”) to NuVasive as consideration for NuVasive entering into an amendment to the sales commission agreement which, among other provisions, lowered the rate of the cash commission payable to NuVasive from 20% to 6%. At that time, the Company relied on Paragraph 31 to FASB Concepts Statement No. 6, as the intention of the SAFE was to replace 14% of the sales commission cash payment amount associated with marketing services from NuVasive.

In light of the staff’s comment, management has amended its financial statements to reflect the $2.0 million as a current charge in earnings when issued.

Note 6. Intangible Assets and Deferred Marketing Convertible Notes, page F-15

19.	Here you report capitalized USCF royalty for all periods presented. You also stated at F- 17 that you recorded UCSF royalty costs in cost of revenue. Please reconcile those statements for us.

Response

The following was added to Note 6: “Patents and licenses costs are accounted for as intangible assets and amortized over the life of the patent or license agreement and charged to Research and Development. UCSF royalties are paid annually and amortized over twelve months to Cost of Revenue.”

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Note 7. Short Term Notes and Convertible Debt Convertible Notes, page F-15

20.	Here you disclosed that as of June 30, 2021, the convertible notes payable balance and accrued interest to be converted totaled $4,162,125, which, together with the $2,000,000 SAFE under the NuVasive agreement, appear to contribute to the balance of $5,151,978 Future Preferred Equity Commitment on the balance sheet. Please reconcile for the difference in balances for us. Revise if necessary.

Response

The $4,162,125 number was a typographical error, and the correct number should have been $3,151,978 for June 30, 2021. In the accompanying filing, containing the September 30, 2021 results, Note 7 now reads “the convertible notes payable balance and accrued interest to be converted totaled $3,201,977.” That amount, plus the NuVasive SAFE of $2,000,000, totals to $5,201,977, which is presented on the September 30, 2021 Balance Sheet as “Future Preferred Equity Commitment”.

NuVasive, Inc. Convertible Note and SAFE Agreement, page F-16

21.	Here you disclose that the balance sheet reflects a liability to issue Series B-2 preferred shares to the SAFE holder. However at page 69, you state that the company issued the 1,584,660 Series B-1 preferred shares to NuVasive. Please revise to be consistent.

Response

The disclosure under “Transactions with NuVasive, Inc.” has been amended in response to the Staff’s comment.

Note 9. Shareholder's Equity, page F-18

22.	Please revise to disclose other significant terms for your preferred stocks, if any, for example, distribution rights, redemption rights, or significant terms to issue additional shares, or terms that may change conversion prices. Refer to ASC 505-10-50-3.

Response

In response to the staff’s comment, additional terms related to our Preferred shares are included in Note 10), Shareholder’s Equity (previously Note 9). In addition, significant terms related to the December 2, 2021 issuances of a new series of B2 and B3 Preferred shares are included in Note 12, Subsequent Events.

As of September 30, 2021, both the B and B1 series of Preferred shares had time-based redemption rights, which were controlled by the holders. Those redemption rights subsequently were revoked concurrent with the Company’s issuance of the series of B2 and B3 Preferred shares on December 3, 2021. The series B and B1 Preferred shares were not classified within mezzanine, due to the subsequent revocation of the future redemption rights.

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Note 11. Subsequent Events, page F-20

23.	Please revise to provide the details, including the exercise price, of the new option grants authorized subsequent to June 30, 2021.

Response

The significant terms of options granted subsequent to June 30, 2021 through September 30, 2021, are included in Notes 8 and 10 to our financial statements. No options have been granted subsequent to September 30, 2021.

24.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

Duly noted and the Company will provide the “written communications” when such communications are utilized.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By:s/ Brad Bingham

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